SENTRY EQUITY SERVICES, INC.

Financial Statements and Schedules

December 31, 2021

(With Report of Independent Registered Public Accounting Firm)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
008-15078

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021   AND ENDING 12/31/2021
                                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Sentry Equity Services, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
    ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

 1800 North Point Drive
                                                    (No. and Street)

Stevens Point	WI	54481
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Paul M. Gwidt	715-346-6000	statutoryreporting@sentry.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

 KPMG LLP
                    (Name – if individual, state last, first, and middle name)

200 E Randolph St, Suite 5500	Chicago	IL	60601
(Address)	(City)	(State)	(Zip Code)

10/20/2003	185
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
   accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
   CFR 240.17a-5(e)(1)(ii), if applicable.
**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, ___Paul M. Gwidt_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __Sentry Equity Services, Inc._____, as of ___December 31_____, 2 _021___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

SOPHIA MOUA
NOTARY PUBLIC
STATE OF WISCONSIN

Signature:
_____   _____

Title:
_____
                Treasurer

___2/22/2022_____

Notary Public
This notarial act involves the use of communication technology.
My Commision Expires: 09/17/2022

This filing contains (check all applicable boxes):**

☒ (a) Statement of financial condition.

☒ (b) Notes to consolidated statement of financial condition.

☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☒ (d) Statement of cash flows.

☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

☒ (g) Notes to consolidated financial statements.

☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.

☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☒ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other: _____

*****To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



KPMG LLP
Suite 1050
833 East Michigan Street
Milwaukee, WI 53202-5337

Report of Independent Registered Public Accounting Firm

To the Stockholder and the Board of Directors
Sentry Equity Services, Inc.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Sentry Equity Services, Inc.
(the Company) as of December 31, 2021, the related statements of operations, changes in stockholder's
equity, and cash flows for the year then ended, and the related notes (collectively, the financial statements). In
our opinion, the financial statements present fairly, in all material respects, the financial position of the
Company as of December 31, 2021, and the results of its operations and its cash flows for the year then ended
in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to
express an opinion on these financial statements based on our audit. We are a public accounting firm
registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to
be independent with respect to the Company in accordance with the U.S. federal securities laws and the
applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan
and perform the audit to obtain reasonable assurance about whether the financial statements are free of
material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the
risks of material misstatement of the financial statements, whether due to error or fraud, and performing
procedures that respond to those risks. Such procedures included examining, on a test basis, evidence
regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the
accounting principles used and significant estimates made by management, as well as evaluating the overall
presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Emphasis of Matter

The Company is a member of a group of affiliated companies and, as disclosed in the financial statements, has
extensive transactions and relationships with members of the group. Because of these relationships, it is
possible that the terms of these transactions are not the same as those that would result from transactions
among wholly unrelated parties.



Accompanying Supplemental Information

The supplemental information contained in Schedules I, II, III, and IV has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information contained in Schedules I, II, III, and IV is fairly stated, in all material respects, in relation to the financial statements as a whole.



We have served as the Company's auditor since 2007.

Milwaukee, Wisconsin
February 23, 2022

SENTRY EQUITY SERVICES, INC.

Statement of Financial Condition

December 31, 2021

Assets

Cash	$	66,033
Prepaid expenses		21,137
Total assets	$	87,170

Liabilities and Stockholder's Equity

Liabilities:		
Intercompany payable	$	18,708
Total liabilities		18,708
Stockholder's equity:		
Common stock, $10 par value. Authorized 1,000 shares; issued and outstanding 720 shares		7,200
Additional paid-in capital		752,800
Accumulated deficit		(691,538)
Total stockholder's equity		68,462
Total liabilities and stockholder's equity	$	87,170

See accompanying notes to financial statements.

SENTRY EQUITY SERVICES, INC.

Statement of Operations

Year ended December 31, 2021

Revenues:		
Management fees	$	125,658
Distribution fees		4,289
Interest from cash in bank		134
Total revenues		130,081
Expenses:		
Employee compensation and benefits		57,267
Regulatory		68,367
Other		4,447
Total expenses		130,081
Loss before federal income tax		—
Federal income tax		—
Net income	$	—

See accompanying notes to financial statements.

Statement of Changes in Stockholder's Equity

Year ended December 31, 2021

		Common stock	Additional paid-in capital	Accumulated deficit	Total stockholder's equity
Balance, December 31, 2020	$	7,200	752,800	(691,538)	68,462
Net income		—	—	—	—
Balance, December 31, 2021	$	7,200	752,800	(691,538)	68,462

See accompanying notes to financial statements.

SENTRY EQUITY SERVICES, INC.

Statement of Cash Flows

Year ended December 31, 2021

Cash flows from operating activities:		
Net income	$	—
Adjustments to reconcile net income to net cash provided by operating activities:		
Decrease in prepaid expenses		1,913
Decrease in intercompany payable		(17,215)
Net cash used by operating activities		(15,302)
Cash, beginning of year		81,335
Cash, end of year	$	66,033

See accompanying notes to financial statements.

(1) Nature of Business

Sentry Equity Services, Inc. (the Company) is a wholly owned subsidiary of Sentry Insurance Company (SIC) and is a registered broker and dealer in securities under the Securities Exchange Act of 1934. The Company's securities operations are limited to the underwriting of, interests in, or participations in SIC's life insurance affiliate separate accounts. Sales of new separate account contracts ended on December 1, 2004 for variable annuities and on October 13, 2003 for variable life annuities. Management of the Company has determined that there is no justification for substantial doubt regarding the Company's ability to continue as a going concern.

Effective January 1, 2021 (the effective date), Sentry Insurance a Mutual Company (SIAMCO) reorganized its corporate structure (the reorganization). On the effective date and as part of the reorganization, SIAMCO converted to Sentry Insurance Company ("SIC"), a stock insurer. SIC is 100% owned by Sentry Holdings, Inc., an intermediate holding company, which is 100% owned by Sentry Mutual Holding Company. The reorganization did not have a material impact on the Company's financial statements.

(2) Basis of Presentation and Significant Accounting Policies

The Company's Financial Statements are prepared on the basis of U.S. generally accepted accounting principles.

The preparation of financial statements in conformity with U.S. generally accepted accounting principles require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Company's revenue consists of management fees, distribution fees, and interest income related to securities operations disclosed in Note 1. Management fees pertain to services the Company has provided servicing contracts in-force; none of the management fees relate to future service obligations. Management fees are intended to reimburse the Company for net expenses incurred related to these services. Distribution fee revenue consists of fees charged on customer deposits made to existing in-force contracts, these are fixed percentages per each contract; there are no future service obligations associated with this revenue. Given there are no future service obligations related to management fees or distribution fees, revenue is recognized immediately when all service obligations are performed.

(3) Income Taxes

The Company files a consolidated federal income tax return with SIC. In accordance with the intercompany tax allocation policy, the Company pays to or receives from SIC amounts equivalent to the federal income tax provision or benefit based on its taxable income or loss included in this return. As settlement under the intercompany Tax Allocation Agreement, the Company received $0 during the year ended December 31, 2021. The only differences between the basis of assets and liabilities for financial and tax reporting purposes relate to state net operating loss carryforwards. The balance is $1,602 as of year ended December 31, 2021, for which there was a full valuation allowance as of December 31, 2021.

The Company recognizes and measures its unrecognized tax benefits in accordance with the FASB Accounting Standards Codification 740, Income Taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

(4)   Capital Requirements

Pursuant to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 (the Rule), the Company is required to maintain minimum net capital and an acceptable ratio of aggregate indebtedness to net capital (net capital ratio), both as defined, under such rule. At December 31, 2021, the Company had net capital of $47,325 which was $42,325 in excess of the required minimum net capital of $5,000. The Company's net capital ratio was 0.4 to 1 at December 31, 2021, which was in compliance with the 15 to 1 limit under the Rule.

(5)   Related-Party Transactions

The Company participates in an Expense Allocation Agreement with certain affiliated companies, as a wholly owned subsidiary of SIC. The Company has no direct employees, and therefore utilizes services provided by employees of SIC. Allocated expense of $61,462 for the year ended December 31, 2021 were based on time and usage studies that are updated at least annually by the Company and SIC. Direct expense (not allocated) totaled $68,619 for the year ended December 31, 2021.

As exclusive underwriter and broker dealer for the sale of variable annuities and variable universal life policies for a SIC affiliate, the Company received $4,289 in distribution fees from variable annuity policy contributions for the year ended December 31, 2021.

The Company receives management fees from an affiliate of SIC for which it provides underwriting and broker dealer services according to a dealer agreement with that affiliate. The management fee is structured to reimburse the Company for expenses incurred in excess of all other revenue in order to maintain desired levels of stockholder's equity. Per this agreement, management fees of $125,658 are included in Company income for the year ended December 31, 2021. This same affiliate of SIC is required to provide the Company with funds sufficient to maintain minimum net capital at all times.

Because of these aforementioned relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties. See paragraph one of note 5.

(6)   Subsequent Events

In connection with the preparation of the financial statements, the Company evaluated subsequent events after the balance sheet date of December 31, 2021 through February 23, 2022 which was the date the financials statements were issued. No significant subsequent events were identified.

SENTRY EQUITY SERVICES, INC.

Computation of Net Capital, under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2021

Stockholder's equity	$	68,462
Less nonallowable assets:		
Prepaid expenses		21,137
Net capital		47,325
Less net capital requirement		5,000
Net capital in excess of required amount	$	42,325
Aggregate indebtedness:		
Total liabilities	$	18,708
Aggregate indebtedness	$	18,708
Percentage of aggregate indebtedness to net capital		39.53%

Reconciliation under Rule 17a-5(d)(4):
  No differences exist between the preceding computation of net capital and the unaudited Focus
    Report IIA of Form X-17A-5 filed as of December 31, 2021.

See accompanying report of independent registered public accounting firm.

SENTRY EQUITY SERVICES, INC.

Computation for Determination of Customer Account Reserve of
Brokers and Dealers under Rule 15c3-3
of the Securities and Exchange Commission

December 31, 2021

The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act
of 1934 under Section (k)1 of that rule.

See accompanying report of independent registered public accounting firm.

SENTRY EQUITY SERVICES, INC.

Computation for Determination of Proprietary Accounts of Broker Dealers
Account Reserve under Rule 15c3-3
of the Securities and Exchange Commission

December 31, 2021

The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act
of 1934 under Section (k)1 of that rule.

See accompanying report of independent registered public accounting firm.

SENTRY EQUITY SERVICES, INC.

Information for Possession or
Control Requirements under Rule 15c3-3
of the Securities and Exchange Commission

December 31, 2021

The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934 under Section (k)1 of that rule.

See accompanying report of independent registered public accounting firm.



KPMG LLP
Suite 1050
833 East Michigan Street
Milwaukee, WI 53202-5337

Report of Independent Registered Public Accounting Firm

The Board of Directors
Sentry Equity Services, Inc.:

We have reviewed management's statements, included in the accompanying Sentry Equity Services, Inc. CRD# 5069 (BD SEC#8-15078) Annual Exemption Report (the Exemption Report), in which (1) Sentry Equity Services, Inc. (the Company) identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(1) (the exemption provisions); and (2) the Company stated that it met the identified exemption provisions throughout the year ended December 31, 2021 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.



Milwaukee, Wisconsin
February 23, 2022



Sentry Equity Services, Inc. CRD# 5069 (BD SEC# 8-15078)
Annual Exemption Report

Sentry Equity Services, Inc. is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claims an exemption from 17 C.F.R §240.15c3-3(k), section (1), as Sentry Equity Services, Inc.'s transactions are limited to the distribution of redeemable securities of registered investment company shares and variable contracts participating in insurance company separate accounts.

The Company met the exemption provision throughout the most recent fiscal year January 1, 2021 to December 31, 2021 without exception.

_____
   Sentry Equity Services, Inc.

By:_____

      Carla M. Danczyk

Title: Chief Compliance Officer

Date: 1/3/2022

Securities Investor Protection Corporation
1667 K Street NW, Ste 1000
Washington, DC 20006-1620

Forwarding and Address Correction Requested

SIPC-3 2021

8- 15078 FINRA DEC 9/19/1969
Sentry Equity Services, Inc.
1800 North Point Dr
Stevens Point WI 54481

Securities Investor Protection Corporation
1667 K Street NW, Ste 1000
Washington, DC 20006-1620

Check appropriate boxes.
☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*
(ii) its business as a broker-dealer is expected to consist exclusively of:
☐ (I) the distribution of shares of registered open end investment companies or unit investment trusts;
☑ (II) the sale of variable annuities;
☐ (III) the business of insurance;
☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;
☐ (iii) it is registered pursuant to 15 U.S.C. 78*o*(b)(11)(A) as a broker-dealer with respect to transactions in securities futures products;

Pursuant to the terms of this form (detailed below).

x _Carl M Danczyk_ ___ Chief Compliance Officer ___ 1/19/2021
Authorized Signature/Title ___ Date

Form SIPC-3

FY 2021

Certification of Exclusion From Membership.

TO BE FILED BY A BROKER-DEALER WHO CLAIMS EXCLUSION FROM MEMBERSHIP IN THE SECURITIES INVESTOR PROTECTION CORPORATION ("SIPC") UNDER SECTION 78ccc(a)(2)(A) OF THE SECURITIES INVESTOR PROTECTION ACT OF 1970 ("SIPA").

The above broker-dealer certifies that during the fiscal year ending ___12/31/2021___ its business as a broker-dealer is expected to consist exclusively of one or more of the following (check appropriate boxes):

☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*

(ii) its business as a broker-dealer is expected to consist exclusively of:
☐ (I) the distribution of shares of registered open end investment companies or unit investment trusts;
☑ (II) the sale of variable annuities;
☐ (III) the business of insurance;
☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;

☐ (iii) it is registered pursuant to 15 U.S.C. 78*o*(b)(11)(A) as a broker-dealer with respect to transactions in securities futures products;

and that, therefore, under section 78ccc(a)(2)(A) of SIPA it is excluded from membership in SIPC.

*If you have any questions concerning the foreign exclusion provision please contact SIPC via telephone at 202-371-8300 or e-mail at asksipc@sipc.org to request a foreign exclusion questionnaire.

The following bylaw was adopted by the Board of Directors:
<u>Interest on Assessments.</u>
... If any broker or dealer has incorrectly filed a claim for exclusion from membership in the Corporation, such broker or dealer shall pay, in addition to all assessments due, interest at the rate of 20% per annum of the unpaid assessment for each day it has not been paid since the date on which it should have been paid.

In the event of any subsequent change in the business of the undersigned broker-dealer that would terminate such broker-dealer's exclusion from membership in SIPC pursuant to section 78ccc(a)(2)(A) of the SIPA, the undersigned broker-dealer will immediately give SIPC written notice thereof and make payment of all assessments thereafter required under section 78ddd(c) of the SIPA.

Sign, date and return this form no later than 30 days after the beginning of the fiscal year, using the enclosed return envelope.

Retain a copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.